FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13s – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of December 2004

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F).

Forms 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934).

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-         ).

Enclosure:

Schedule 10 notification of major interests in shares: 26 November 2004
Increase in Directors’ shareholdings: 8 December 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

INVESCO Perpetual UK Investment Series Limited (“UK ICVC”)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Limited

5. Number of shares / amount of stock acquired

344,087 shares

6. Percentage of issued class

0.32%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

24 November 2004

11. Date company informed

25 November 2004

12. Total holding following this notification

18,385,000 shares

13. Total percentage holding of issued class following this notification

17.16%

14. Any additional information

Notification provided by AMVESCAP as an agent for UK ICVC Holding for SAR purposes is 25,752,461 shares representing a 24.04% holding

15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary +44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

26 November 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Increase in Directors’ shareholdings

Cambridge, UK – 8 December 2004 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces a transaction involving a Directors shareholding in Acambis.

On 6 November 2004, Nicolas Higgins, Chief Business Officer, exercised 6,250 options at 152p per share over 10p ordinary shares granted under the Acambis 1995 Savings-Related Share Option Scheme. Following this transaction, Mr Higgins’ shareholding in Acambis has increased from 137,946 to 144,196 shares, representing approximately 0.13% of Acambis’ issued ordinary share capital. Of these 144,196 shares, 30,068 are held by the Trustees of Acambis Employees’ Trust on behalf of Mr Higgins.

-ends-

Enquiries:
Acambis plc
Lyndsay Wright, Director of Communications Tel: +44 (0) 1223 275 300

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 December, 2004		ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications